Mail Stop 7010

				March 15, 2006


Daniel Slocum
President
Dispatch Auto Parts, Inc.
305 Roosevelt Road
East Rochester, NY 14445

	Re:	Dispatch Auto Parts, Inc.
      Amendment No. 1 to Form 10-SB
      Filed March 3, 2006
      File No. 0-51818

Dear Mr. Slocum:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Financial Statements

1. We have reviewed your response to our prior comment 1 and it remains unclear to us that your business had no operations prior to
March 4, 2005. Specifically, clarify the nature of your predecessor operations, as the following points suggest that you had operations prior to March 4, 2005:

* In your response, you state that Computer Access International, Inc. was a dormant and inactive shell on March 4, 2005. However, in your Statement of Changes in Stockholders` Deficit on page 24, your
accumulated deficit on March 4, 2005 is $99,407.  Note D on page
30
states that this amount relates to organizational costs paid by stockholders from the date of inception (September 14, 1989) through
March 4, 2005.
* We also note that you have presented the high and low range of closing prices for quarterly periods for 2003 and 2004 on page 18. Please clarify why you had market quotations if Computer Access International was dormant and inactive.

2. You state on page 3 that you "acquired 100% of [Dispatch II] in exchange for $6,000." However, while we note a $6,000 cash inflow from financing activities in your consolidated statement of cash flows on page 26, we note you have not had any cash outflows for acquisitions. In addition, on page 27, you state that you "formed"
Dispatch II. Please revise your disclosures to clarify this inconsistency. If you have, in fact, acquired, rather than formed,
Dispatch II, please tell us:

* What consideration you paid for the shares in Dispatch II, as it does not appear, based on your statement of cash flows, that you paid
$6,000 for Dispatch II.
* Why you acquired a newly formed company, rather than simply commencing auto parts operations from the dormant Computer Access International shell.

Development Stage Enterprise

3. We have reviewed your response to our prior comment 2 and it remains unclear to us how you determined that paragraph 8 of SFAS
No.
7 does not apply to you, based on your following disclosures:

* In your introduction on page 3, you disclose that all of your sales to date have been derived from Roosevelt Service, which is a related party, however, your disclosure on page 5 states that you plan to open additional store locations over the next 12-24 months and your current capital is not sufficient for such an expansion.
* On page 5 you disclose, "We are an early-stage company and limited by our experiences and small sales network."
* Your disclosure on page 3 states that, "[You] are attempting to grow [your] revenue base and increase your number of wholesale customers during 2006", while under Revenue on page 10, that, "[You] do not believe [you] are dependent on the current customer base for future sales."
* Your significant accounting policy on page 28 states that you are expensing your organizational costs in accordance with SOP 98-5, Reporting on the Costs of Start-Up Activities."

Based on these disclosures, it appears that you are still developing your market and starting up operations, as contemplated in paragraph
9 of SFAS No. 7. We also note that your operating expenses have exceeded your revenue in the period from March 4, 2005 through June
30, 2005 and the four months ended October 31, 2005, which further suggests that you are still developing your market. Therefore, provide the required disclosures in paragraphs 11 and 12 of SFAS No.
7.

General

4. Please note that the Form 10-SB goes effective by lapse of time within 60 days of your first filing (February 22nd) pursuant to Exchange Act Section 12(g)(1). If our comments are not addressed within this 60 day time period, you should withdraw the Form 10-SB prior to effectiveness and refile a new Form 10-SB including changes responsive to our comments.

5. Please disclose that you are filing this Form 10-SB on a voluntary basis and clarify your reason for doing so.

Description of Business, page 3

Introduction, page 3

6. Please revise to provide more detail concerning the history of your business and the business reasons for incorporating Dispatch
Auto Parts II, Inc. on March 4, 2005 and then acquiring 100% of that stock in exchange for $6,000.

7. It appears from exhibit 3.1 that you were incorporated under the name First New York Investments. Please disclose all name changes and reverse mergers.

8. Describe the development of your predecessors during the last three years. See Item 101(a) of Regulation S-B.

9. You state that you "have prompt delivery of parts and other products to local, regional and national repair garages, dealers and service stations." You also imply elsewhere in the filing that you have more than one customer. For example, on page 3 you state that your customer service is a major factor in retaining your customers and increasing market share. Please revise throughout the filing.

10. Please describe the nature of Roosevelt Service`s business in greater detail.

Customer Service, page 3, and Store Design and Visual
Merchandising,
page 4

11. We note your disclosure that you are a wholesaler of automotive parts and accessories and that your target customers include repair garages, service stations, and other local mechanics. However, based on your disclosure under customer service on page 3, we note the various services that you offer, such as battery charging and oil recycling. In addition, we note your description of your store layout and how your merchandise is "attractively displayed for easy browsing by customers." These disclosures make it appear that you are a retailer of automotive parts and accessories as well.
Please
advise or revise.

Marketing, page 4

12. Please revise to provide more detail concerning your "targeted `loyalty program`" and the incentives you provide to garages, service stations, and other mechanics.

Expansion Opportunities, page 5

13. We note your statement related to expansion opportunities "in markets that we do not currently serve and in markets where we can achieve a larger presence." Please revise to specify the markets to which you refer.

14. We note your disclosure that you may need to raise additional funds in the future. Please disclose your plans with respect to raising such funds or state, if true, that you do not have such plans at this time.

Purchasing and Supply Chain, page 6

15. We note your disclosure that merchandise for your store is purchased "through our support center located in East Rochester." Please explain to us your relationship with this support center and if it is a related party, disclose this fact in your filing. Please also tell us whether any of your suppliers are related parties. If so, please disclose this fact.

16. Please revise to disclose more detail concerning the arrangements that you have with your suppliers. We note that you do not have any written distributors agreements with your suppliers.

Risk Factors, page 7

17. Please avoid language in risk factors like "materially affected,"
"negatively impact" or "material adverse effect." Instead, please state what the specific impact will be on your financial condition or results of operations. In addition, some of your risks, for example, the risks you disclose relating to terrorism, could apply to nearly any issuer in your industry and even in other industries. If you elect to retain these and other general risk factors in your document, please clearly explain how they apply to your company.

18. Because you have included a risk factors section, please consider adding risk factors relating to the following:

* You have only recently commenced business operations.
* You have losses, and disclose whether you expect losses in the foreseeable future.
* You have consulting expenses to related parties that exceed all other expenses and describe its affect on your profitability.
* There is no public trading market for your common stock.
* If a public trading market for your common stock materializes, you will be classified as a penny stock.

We may note be able to increase sales by relying on a sole customer, page 7

19. Please also disclose in the heading and risk factor that there may be conflicts of interests with a related party.

Management`s Discussion and Analysis of Financial Condition, page
9

20. Please describe your plan of operation for the next twelve months. See Item 303(a) of Regulation S-B.

21. Please discuss the costs associated with your company being a public reporting company.

Net Loss, page 10

22. Please describe the consulting expenses and professional fees for all periods in greater detail.

Results of Operations, page 10

Revenue, page 10

23. Please explain why you believe you are not dependent on your customer for future sales.

Expenses, page 10

24. Please describe your other operating costs for all periods.

Liquidity and Capital Resources, page 10

25. We note your history of operating losses; your negative working capital; your reliance on equity transactions and contributions from your majority shareholder, who is under no legal obligation to provide you with funding; and your cash and cash equivalents balance at October 31, 2005 of $18,409, which, based on your cost of sales for the four months ended October 31, 2005, appears to cover less than two months of additional inventory purchases. In light of the above, please expand your liquidity disclosures to discuss the following:

* a discussion of prospective information regarding your needs for capital, such as for expansion and for inventory purchases.
* an evaluation of the amounts and certainty of cash flows;
* whether you have sufficient resources to meet short-term and long-term cash requirements, and your basis for your views.

Security Ownership of Certain Beneficial Owners and Management,
page
13

26. Please clarify whether the shares issued to Mr. Cottone and Mr.
Luther were issued to them as individuals or to their business entities.

Executive Officers of the Registrant, page 15

27. Please briefly describe the nature of Bove Group`s business under
Daniel Slocum`s biography.

28. Please disclose the amount of time that Mr. Slocum devotes to your business.

29. Please name the corporate boards on which Daniel Slocum serves.
See Item 401(a)(5) of Regulation S-B.

Executive Compensation, page 15

30. Your first sentence could imply that you paid compensation in excess of $100,000 to an executive officer. If it is true that no compensation in excess of $100,000 was paid, please revise to remove this implication.

Certain Relationships and Related Transactions, page 16

31. Please describe the terms of the consulting agreement with Mr. Slocum in greater detail. In addition, we note that Mr. Slocum`s consulting agreement appears to have ended on October 31, 2005.
Section 3 of that agreement reads as follows:


The term of the agreement shall be Oct 31, 2005, commencing on the date hereof and ending on Oct 31, 2005. During the term of this agreement, Consultant shall provide oral reports of Consultants activity on behalf of the Company.

Please revise your disclosure to reflect the correct terms under which Mr. Slocum provides consulting services to the company.



32. Please describe the transactions between the company and Roosevelt Service.

33. Please describe the consulting services and transactions between the company and Chris Cottone and A-Z Consulting, Inc., including the termination date of the consulting agreement.

34. Please describe the consulting services and transactions between the company and Daniel Luther and Lugion Associates, Ltd., including the termination date of the consulting agreement.

35. Describe the consulting agreements with Lin Cheng and Dan Q.
Ke.

36. Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, officers and other affiliates.

37. Please state whether you believe the transactions you describe in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

38. We note on page 4, under Store Design and Visual Merchandising that you refer to the 800 square feet of space as your store, on page
12 under Description of Property, you refer to the 800 square feet as warehouse space, and on page 16 you refer to the space as office space. Please confirm to us that you are referring the same space in each of these discussions. In sufficient detail, please explain to us the current condition of this space, including any enhancements, and its intended use.

Market Price and Dividends . . . , page 18

39. Please disclose the securities authorized for issuance under equity compensation plans. See Item 201(d) of Regulation S-B. We note shares were issued to Dan Slocum under a 2005 non-qualified stock compensation plan.

Recent Sales of Unregistered Securities, page 19

40. For each issuance, disclose the section of the Securities Act or the rule under which you claim exemption from registration and the facts relied upon to make the exemption available. See Item 701(d) of
Regulation S-B.

41. For securities sold other than for cash, describe the transaction and the type and amount of consideration you received. See Item
701(c) of Regulation S-B.

42. Please also revise to clarify the amount of options issued under your Non-Qualified Stock Compensation Plan.

Consolidated Balance Sheet, page 23

43. We note that you are a wholesaler of automotive parts and accessories. We further note your disclosure on page 9, that, "[Your] store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products." It is unclear to us why you do not have an inventory balance as of June 30, 2005 and October 31, 2005.
In addition, include your inventory policy in your significant accounting policies.

Note C - Nature of Operations and Summary of Significant
Accounting
Policies, page 27

44. We note your policy regarding the recognition of revenue. Please revise your disclosures to clarify when all criteria are met. For example, if you recognize revenue upon shipment to your customer, as opposed to upon delivery, or upon completion of services, please disclose this fact.

Note C - Related Party Transactions, page 37

45. Please provide to us your analysis to determine the fair value of the 835,000 shares issued to Daniel Slocum.

Exhibits

46. Please re-file executed versions of your exhibits.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ryan Rohn at (202) 551-3739 or in his absence,
Nili Shah at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Lesli Sheppard at (202) 551-3708 or me at (202) 551-3760 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


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Daniel Slocum
Dispatch Auto Parts, Inc.
March 15, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE